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Exhibit 99(a)(16)

WESTMINSTER CAPITAL, INC. ANNOUNCES EXPIRATION OF SUBSEQUENT OFFERING PERIOD

        Beverly Hills, CA—June 21, 2002—Westminster Capital, Inc. (AMEX: WI) today announced that the subsequent offering period to purchase all of its outstanding shares of common stock for $2.80 per share expired today at 5:00 p.m., New York City time.

        Following the expiration, the preliminary results of the shares tendered in the initial and subsequent offering periods totaled 1,593,022 shares, representing approximately 23.95% of the outstanding shares of Westminster common stock immediately prior to the commencement of the initial offering period on April 18, 2002. It is estimated that a total of 5,058,837 shares will remain outstanding following the expiration of the subsequent offering period.

        Westminster has accepted for purchase and payment all of the shares that were validly tendered in the subsequent offering period of the tender offer.

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WESTMINSTER CAPITAL, INC. ANNOUNCES EXPIRATION OF SUBSEQUENT OFFERING PERIOD